Filed pursuant to Rule 424(b)(3)

Registration Statement No. 333-284435

Prospectus Supplement

(To the Prospectus dated February 14, 2025)

1,750,920 Shares of Common Stock

This prospectus supplement updates, supersedes and amends certain information contained in the prospectus dated February 14, 2025 (the “Original Prospectus”), relating to the offering on a resale basis of an aggregate of 3,005,642 Shares of our common stock, par value $0.0001 per share, which are comprised of (i) 1,449,277 shares of Common Stock that are issuable upon exercise of warrants (the “December 18 Warrants”) issued pursuant to a securities purchase agreement entered into by and between us and certain Selling Stockholders dated December 18, 2024 (the “December 18 Purchase Agreement”), (ii) up to 911,692 shares of Common Stock issuable upon exercise of warrants (the “December 18 Placement Agent Warrants) issued pursuant to the engagement agreement dated as of September 20 2024 (the “Engagement Agreement”), by and between the Company and H.C. Wainwright & Co., LLC (the “Placement Agent”), (iii) 839,228 shares of Common Stock issuable upon exercise of warrants (the “December 26 Warrants”, together with the December 18 Warrants, the “Common Warrants”) issued pursuant to an securities purchase agreement by and between us and the Selling Stockholders dated December 26, 2024 (the “December 26 Purchase Agreement”, together with the December 18 Purchase Agreement, the “Purchase Agreements”) and (iv) up to 101,000 shares of Common Stock issuable upon exercise of warrants (the “December 26 Placement Agent Warrants”, together with the December 18 Placement Agent Warrants, the “Placement Agent Warrants”) issued to the Placement Agent pursuant to the Engagement Agreements. The exercise price of the December 18 Warrants is $3.32 per Share and the exercise price of the December 26 Warrants is $3.00 per share. The Common Warrants have been amended as described below under “Amendments to Common Warrants.”

This prospectus supplement should be read in conjunction with the Original Prospectus, and is qualified by reference to the Original Prospectus, except to the extent that the information presented herein supersedes the information contained in the Original Prospectus. This prospectus supplement is not complete without, and may only be delivered or used in connection with, the Original Prospectus, including any amendments or supplements thereto. We may amend or supplement the Original Prospectus from time to time by filing amendments or supplements as required. You should read the entire Original Prospectus and any amendments or supplements carefully before you make an investment decision.

Our common stock is listed on the Nasdaq Capital Market under the symbol “GXAI.” On August 13, 2026 the last reported sale price of our common stock was $1.26 per share.

We are an “emerging growth company” under the federal securities laws and, as such, are subject to reduced public company reporting requirements.

Investing in our securities involves a high degree of risk. See “Risk Factors” in the Original Prospectus and documents incorporated therein by reference for a discussion of such risk factors, which factors should be read carefully in connection with an investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

AMENDMENT TO COMMON WARRANTS

This prospectus supplement is being filed to disclose the following:

On August 14, 2026, the Company entered into an agreement with the holders of the Common Warrants pursuant to which the we agreed to amend the exercise price of the Common Warrants to $1.20 per share.

The date of this prospectus supplement is August 14, 2026